COMMENTS RECEIVED ON 11/15/2016

FROM EDWARD BARTZ

FIDELITY OXFORD STREET TRUST (File Nos. 002-77909 and 811-03480)

Fidelity Commodity Strategy Fund

POST-EFFECTIVE AMENDMENT NO. 77

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The second paragraph of this section states that the investment adviser may invest up to 25% of the Fund’s assets in a wholly-owned subsidiary (the “Subsidiary”) of the Fund organized under the laws of the Cayman Islands. With regard to the Subsidiary, please:

Comment 1:

Disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Controlled Foreign Corporation (“CFC”).

Comment 2:

Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the CFC’s investment advisory agreements may be combined.

Comment 3:

Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Comment 4:

Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Comment 5:

Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Comment 6:

Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund.

Comment 7:

Confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

R:

The fund’s wholly-owned Cayman Subsidiary is similar to the subsidiaries formed for other Fidelity funds as well as those used by competitor funds. We respond as follows to the Staff’s Comments 1-7 with respect to the CFC:

Response 1:

The fund will look through the CFC, and will aggregate the CFC’s individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund’s requirements under the 1940 Act. With respect to Section 18(f) and related SEC guidance, compliance is met at both the fund and the CFC level. We note further that we are mindful of the requirements of Section 48(a) of the 1940 Act. See also “Response 5,” below.

Response 2:

The fund will comply with Section 15. The CFC is not a registered investment company under the 1940 Act, and is therefore not required to separately comply with the provisions of the 1940 Act. We note that the CFC’s advisory contract is between its adviser, Geode, and the CFC. The contract is not a material contract with respect to the fund’s shareholders and therefore we do not believe it needs to be filed with the fund’s registration statement.

Response 3:

As previously noted, the fund will look through the CFC, and will aggregate the CFC’s individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund’s requirements under the 1940 Act. The CFC has the same custodian as the fund (JPMorgan Chase Bank).

Response 4:

As disclosed under “Subsidiary Risk” in the “Principal Investment Risks” section of the fund’s prospectus, “the fund relies on a private letter ruling received by other Fidelity funds from the Internal Revenue Service with respect to its investment in the Subsidiary.”

Response 5:

The principal investment strategies and principal investment risks disclosed for the fund reflect the aggregate operations of the fund and the CFC.

Response 6:

The fund will consolidate its financial statements with the CFC’s consistent with no-action relief dated April 29, 2008 (see Fidelity’s letter to Richard F. Sennett, Chief Accountant of the Division of Investment Management, dated February 13, 2008). These financial statements will be filed on Form N-CSR.

Response 7:

Consistent with the requirements of Item 3 of Form N-1A, the fees and expenses of investing in the CFC, including the CFC’s management fee, will be included in the fund’s prospectus fee table as “Acquired Fund Fees and Expenses” (“AFFE”). Item 3 of Form N-1A defines “Acquired Fund” as “any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under Section 3(a) of the Investment Company Act … but for the exceptions to that definition provided for in section 3(c)(1) and 3(c)(7) of the Investment Company Act…” The CFC is exempt from the definition in Section 3(a) pursuant to Section 3(c)(7). Given this, we believe the CFC clearly falls within the Form N-1A definition of “Acquired Fund” for purposes of calculating AFFE. We confirm that the CFC will designate an agent for service of process in the United States and that the CFC will agree to the examination of its books and records by the Staff.

“Fund Summary” (prospectus)

“Fee Table”

“(c)  The fund may invest in a wholly-owned subsidiary. The subsidiary has entered into a separate contract with Geode Capital Management, LLC (Geode) for the management of its portfolio pursuant to which the subsidiary pays Geode a fee at an annual rate of 0.30% of its net assets. The subsidiary also pays certain other expenses including custody fees. Geode has contractually agreed to waive the fund's management fee in an amount equal to the management fee paid to Geode by the subsidiary. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as Geode's contract with the subsidiary is in place. If Geode's contract with the subsidiary is terminated, Geode, in its sole discretion, may discontinue the arrangement.”

C:

The Staff also requests confirmation that the contractual agreement will be filed as an exhibit to the registration statement. Also, if the reimbursement is subject to recoupment, the Staff requests we disclose that.

R:

As disclosed, this arrangement will remain in effect for at least a year from the effective date of the prospectus, but there is no agreement to be filed under Item 28(h). Instead, this arrangement is an undertaking by Geode in order to avoid the potential for duplication of management fees. Geode is bound in accordance with the disclosure to waive fees for as long as Geode’s contract with the subsidiary is in place (as compared with a voluntary arrangement, which could be discontinued by Geode at any time). Also, we direct the Staff to the following disclosure in “Fund Management – Advisory Fees”:

“From time to time, the Adviser, FMR, or affiliates may agree to reimburse or waive certain fund expenses while retaining the ability to be repaid if expenses fall below the specified limit prior to the end of the fiscal year.

Reimbursement or waiver arrangements can decrease expenses and boost performance.”

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that the fund disclose in the “Principal Investment Strategies” section that it invests in a subsidiary organized under the laws of the Cayman Islands.

R:

The requested change has been made.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in domestic and foreign issuers.”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we provide appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that its current strategy and risk disclosure are appropriate.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in Fidelity's central funds (specialized investment vehicles used by Fidelity® funds to invest in particular security types or investment disciplines).”

C:

The Staff requests that we describe what types of securities and investment disciplines the funds invest in and add corresponding risks.

R:

The fund includes a description of the principal types of securities in which a central fund may invest in “Description of Principal Security Types” and describes the related risks in “Principal Investment Risks.”

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Financial Services Exposure.  Changes in government regulation and interest rates and economic downturns can have a significant negative effect on issuers in the financial services sector, including the price of their securities or their ability to meet their payment obligations.”

C:

The Staff requests that financial services exposure be added to the “Principal Investment Strategies” section.

R:

Although the fund does not have a principal investment strategy to provide financial services exposure, the fund does normally invest, among other things, in commodity-linked derivative instruments and short-term investment-grade debt securities, and is managed to track an index chosen to represent the commodities market. As a result, the fund believes the inclusion of financial services exposure as a principal investment risk is appropriate.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add a separate risk for derivatives.

R:

The fund believes that the risks associated with investing in derivatives are described in “Issuer-Specific Changes” and “Leverage Risk” in the Fund Summary section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N−1A, Item 5(a), Instruction 2.

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities, repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests that we discuss mortgage and other asset-backed securities, loans and loan participations, and hybrids and synthetic securities in the “Principal Investment Strategies” section.

R:

In describing debt securities in its prospectus, the fund provides investors a list of different types of debt securities in which a fund may invest.  Although a fund includes mortgage and other asset-backed securities, loans and loan participations, hybrids, and synthetic securities as part of this list, investments in these particular securities are not a principal investment strategy and, therefore, the fund has not called out these securities in that part of the prospectus.

“Investment Policies and Limitations” (SAI)

C:

The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

R:

We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

“Investment Details” (prospectus)

“Principal Investment Risks”

“Industry Exposure. Market conditions, interest rates, and economic, regulatory, or financial developments could significantly affect a single industry or a group of related industries, and the securities of companies in that industry or group of industries could react similarly to these or other developments. In addition, from time to time, a small number of companies may represent a large portion of a single industry or a group of related industries as a whole, and these companies can be sensitive to adverse economic, regulatory, or financial developments.”

C:

The Staff requests that we add “Industry Exposure” to the “Principal Investment Risks” in the “Fund Summary” section.

R:

We believe that the disclosure under the sub-heading “Principal Investment Risks” in the “Fund Summary” section, notably the disclosure under “Financial Services Exposure” and “Commodity-Linked Investing”, appropriately discloses the fund’s principal investment risks.

“Investment Details” (prospectus)

“Principal Investment Risks

C:

The Staff requests we state if the fund is expected to have industry exposure that constitutes a principal investment risk.

R:

The fund describes in the “Principal Investment Risks” section of its prospectus the risks associated with its investments in the commodities industries.